

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2024

Eric Swider
Chief Executive Officer
Digital World Acquisition Corp.
3109 Grand Ave., #450
Miami, FL 33133

> **Re: Digital World Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed January 22, 2024**
> **File No. 333-264965**

Dear Eric Swider:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

Amendment No. 3 to Registration Statement on Form S-4

Cover page

1.   We note that you intend to rely on the controlled company exemption under the Nasdaq corporate governance standards. Please revise to highlight your reliance on the exemption and provide a cross-reference to the related risk factor disclosure.

Background of the Business Combination
Timeline of the Business Combination Post-IPO Negotiations, page 180

2.   We note your response to our prior comment 1. We further note your statement on page 190 that "the SPAs with the remaining PIPE Investors were terminated in full as the requirement that the resale registration statement be declared effective prior to Closing (the "Effective Registration Closing Condition") could not be fulfilled based on correspondence from the staff of the SEC on August 19, 2022 and August 23, 2022 and

such remaining PIPE Investors were not willing to waive the Effective Registration Closing Condition." Please revise to make clear that because the closing conditions in the SPAs requiring that the privately-placed shares be registered for resale prior to the closing of the business combination were not consistent with the requirements of Section 5 of the Securities Act of 1933, the parties were unable to satisfy the closing conditions.

The Board's Reasons for Approval of the Business Combination, page 190

3.   We note your response to our prior comment 5. It is unclear how "assisting the board with its comparative analysis of companies similar to TMTG for the purposes of benchmarking a valuation range in connection with financial due diligence" falls outside the definition of a report, opinion, or appraisal as described in Item 1015(b) of Regulation M-A, as the form of the report's delivery, whether written or oral, and the intention of the parties do not constitute dispositive factors as to whether the parties received a third-party report, opinion, or appraisal materially related to the transaction. Given that the comparative analysis was provided to the board in connection with its updated due diligence, it appears to be material to the transaction. As such, please revise your disclosure to provide the information required by Item 1015(b) of Regulation M-A.

Information About TMTG
About Trump Media & Technology Group, page 236

4.   We note your response to our prior comment 9. To provide context to your disclosures regarding cumulative signups for Truth Social, please disclose the number of signups for the periods presented.

Executive and Director Compensation of TMTG, page 304

5.   Please provide updated executive compensation information for the 2023 fiscal year. Refer to Item 402(m) of Regulation S-K.

Note 7. Net Sales-Related Party, Related Party Receivable and Payable, page FF-29

6.   We note in your revised disclosures provided in response to prior comment 14 that "TMTG did not provide any services in connection with such assigned sales." We also note that the related party assigned earnings to TMTG from his public appearances. We are unclear how assigned earnings without rendering services is revenue. Please refer to the core principle in ASC 606-10-5-3 and identify for us the Company's customer. Describe the terms of the customer contract including your performance obligations and the transaction price. Also, tell us why the assigned earnings from the related party are not, in substance, a capital contribution.

Note 8. Convertible Promissory Notes, page FF-30

7.   We note your revised disclosures in response to prior comment 15. Regarding Convertible
        Promissory Notes 1 to 7, please expand your disclosure to explain the terms and
        conditions of the automatic discounted share-settlement feature and how the other
        scenarios (i.e., IPO, PE, or change of control) trigger an automatic discounted share-
        settlement feature that result in a variable number of shares of Company stock to be issued
        to the Lender upon conversion of the Notes.

        Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361
if you have questions regarding comments on the financial statements and related matters. Please
contact Austin Pattan at 202-551-6756 or Jeff Kauten at 202-551-3447 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Brandon J. Bortner